
05040349

D STATES
:CHANGE COMMISSION
›n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
RECEIVED
PROCESSING
FEB 2 8 2005
WASH. D.C.

SEC FILE NUMBER
8-17758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Summer Street
(No. and Street)

Boston (City) MA (State) 02110-1006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Antosh 617-367-5700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

VF 3-28-05

OATH OR AFFIRMATION

I, James Antosh swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

StockCross Financial Services, Inc., as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StockCross Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of StockCross Financial Services, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockCross Financial Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2005

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 1,454,877
Cash and securities segregated in compliance with federal and other regulations	90,513
Receivable from broker-dealers and clearing organizations	374,589
Receivable from customers	31,756,548
Securities owned, at market value	53,989,389
Securities borrowed	313,600
Goodwill	845,000
Membership in exhanges, at cost (market value $2,090,000)	2,985,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $180,716	56,408
Other assets	316,496
	$ 92,182,420

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to customers	$ 71,824,727
Payable to non customers	6,143,740
Payable to broker-dealers and clearing organizations	563,742
Accounts payable, accrued expenses and other liabilities	349,918
	78,882,127

Stockholder's equity

Common stock; $1.00 par value, 8,000 shares authorized, issued and outstanding	8,000
Paid in capital	7,452,000
Retained earnings	5,840,293
	13,300,293
	$ 92,182,420

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

StockCross Financial Services, Inc. (the "Company") is a discount broker registered with the Securities Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company primarily operates as a discount securities broker.

Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned and securities borrowed are recorded at current market value.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. For securities loaned, the Company monitors the market value of securities borrowed and securities loaned, with additional collateral obtained or refunded as necessary.

Goodwill

Effective in 2004 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, theses assets must be reviewed annually for impairment in accordance with this statement. The adoption of SFAS. 142 did not impact the Company's results of operations or financial position because the Company had no goodwill or indefinite-lived assets at December 31, 2003.

Income Taxes

The Company is a wholly-owned subsidiary and is included in the consolidated income tax return filed by its Parent. Federal income tax are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from the Parent.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or non-cancelable lease terms, as appropriate.

Concentrations of Credit Risk and Estimates

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions. In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

The Company is located in Boston, Massachusetts with offices in California and its customers are primarily located throughout the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment of value occurred in 2004.

2. SECURITIES OWNED AND SECURITIES BORROWED

Securities owned and securities borrowed consist primarily of U.S. government obligations and trading securities in U. S. public entities at quoted market value.

3. BUSINESS ACQUISITION

In August 2004, the Company acquired certain assets of another broker-dealer for $845,000 in a transaction accounted for on the purchase method. The entire purchase price was allocated to goodwill. The Company is presently operating the business as a division of their Boston office.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. Rent expense for the year ended December 31, 2004 was approximately $330,000. At December 31, 2004, minimum future rental on non-cancelable leases are as follows:

2005	$196,000
2006	141,000
	$337,000

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of eligible employees. In addition, the Company may make discretionary matching and non-matching contributions.

7. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

8. CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

Cash of $90,513 and securities of $49,657,097, included in securities owned, have been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9. PAYABLE TO NON CUSTOMERS

Payable to non customers include amounts due on cash and margin transactions on accounts owned and controlled by principal officers, directors and stockholders.

10. INCOME TAXES

The Company has net operating losses for tax purposes of approximately $824,000 that expire by 2023 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

11. RELATED PARTY TRANSACTIONS

The Company paid management fees of $600,000 to its Parent during the year ended December 31, 2004.

12. NET CAPITAL REQUIREMENT

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debits items arising from customer transactions. At December 31, 2004, the Company's net capital was $8,694,875, which was $7,998,908 in excess of its required net capital of $695,970. The Company's percentage of aggregate debit balances to net capital was 24.8% as of December 31, 2004.